FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	New BlackBerry 10 Ready Program to Help BlackBerry Enterprise Customers Leverage Existing Investments	3

Document 1

December 6, 2012

FOR IMMEDIATE RELEASE

New BlackBerry 10 Ready Program to Help BlackBerry Enterprise Customers Leverage Existing Investments

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today announced the BlackBerry® 10 Ready Program. The program is designed to address the needs of BlackBerry enterprise customers as they prepare their environments for the launch of BlackBerry 10 and BlackBerry® Enterprise Service 10, RIM’s powerful new multiplatform enterprise mobility management solution. The program will be introduced in a phased approach with four components. Two of the components - The BlackBerry 10 Ready Offer and the BlackBerry 10 Ready Webcast Series - are available today. The BlackBerry Enterprise Server License Trade Up and BlackBerry 10 Readiness Services components will be available ahead of the global BlackBerry 10 launch on January 30, 2013.

“We remain committed to our enterprise customers and want to provide them with a head start on understanding the power of BlackBerry 10 and preparing their existing environments for the new mobile computing platform,” said Bryan Lee, Senior Director, Enterprise at RIM. “The BlackBerry 10 Ready Program gives customers access to a variety of services, information, tools, and special offers to help ease their transition to BlackBerry 10 and BlackBerry Enterprise Service 10.”

BlackBerry 10 Ready Offer
BlackBerry customers with BlackBerry Technical Support at the Advantage level or higher are eligible to receive a free BlackBerry 10 smartphone.* Customers will need to install and run BlackBerry® Mobile Fusion (which will be succeeded by BlackBerry Enterprise Service 10), and successfully complete an exclusive online learning course to qualify.  Upon the launch of BlackBerry 10, the organization will receive a free BlackBerry 10 smartphone.

BlackBerry 10 Webcast Series
The weekly BlackBerry 10 webcast series is designed to share information, answer questions about RIM’s enterprise product portfolio, and prepare enterprise customers with the tools they need ahead of launch. The webcasts will be supported in multiple languages.

BlackBerry Enterprise Server License Trade Up
RIM will be offering customers who purchase BlackBerry 10 smartphones the ability to trade up their existing BlackBerry Enterprise Server licenses on a one for one basis for free, until December 31, 2013.** The license trade up offer will allow customers to secure and manage their BlackBerry 10 smartphones with BlackBerry Enterprise Service 10. Customers will be able to access an online tool for the BlackBerry Enterprise Server License Trade Up in January 2013.

BlackBerry 10 Readiness Services
This set of services will provide customers with a smooth migration path to BlackBerry 10. Change management and planning migration tools, and application development services will be available in January 2013. For more details customers can email BB10EnterpriseServices@rim.com.

For more information about the BlackBerry 10 Ready Program please visit www.blackberry.com/blackberry10ready.

To register for the BlackBerry 10 Webcast Series, and to get a complete list of dates and times, please visit www.blackberry.com/blackberry10webcasts.

* Offer available while supplies last.  Limit one (1) device per company.  Offer currently only available for customers in North America. (Additional countries are expected to follow with similar offers.) Offer deadline: February 28, 2013.    For complete details see Terms and Conditions: http://www.blackberry.com/business/blackberry-10-ready/free-blackberry-10-device/terms-and-conditions.html
** Offer applies to BlackBerry Enterprise Server licenses only; not applicable for BlackBerry Enterprise Server Express licenses. Additional Terms and Conditions apply.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Gene Nakonechny
Research In Motion
+1-519-597-5018
gnakonechny@rim.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 6, 2012	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO